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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Venture Lending & Leasing V, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
NONE
(CUSIP Number)
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Rocket Investment Pte Ltd

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	5	SOLE VOTING POWER:

NUMBER OF		9,259

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,259

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.259%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer: Venture Lending & Leasing V, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Venture Lending & Leasing V, Inc.

2010 North First Street, Suite 310

San Jose, California 95131

United States of America
Item 2.
(a)	Name of Person Filing: Rocket Investment Pte Ltd

(b)	Address of Principal Business Office:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

(c)	Citizenship: Singapore

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: None.
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership
Rocket Investment Pte Ltd is a private limited company organized under the laws of Singapore (“Rocket”). Rocket owns 9.259% of the outstanding membership interests of Venture Lending & Leasing V, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, Rocket may be deemed to beneficially own 9,259 shares (or 9.259%) of the outstanding shares of Common Stock of the Issuer (the “Rocket Shares”). Rocket disclaims beneficial ownership of the Rocket Shares except to the extent of its ownership of membership interests of the Company.
GIC Special Investments Pte Ltd is a private limited company organized under the laws of Singapore (“GIC-SI”). GIC-SI has investment authority with respect to the securities owned by Rocket. By reason of such authority, GIC-SI may be deemed to beneficially own the Rocket Shares. The Government of Singapore Investment Corporation Pte Ltd (“GIC”) is a private limited company organized under the laws of Singapore. GIC is the parent of GIC-SI and a holding company for investments made by or under the authority of the Government of Singapore. Because GIC is the parent of GIC-SI, GIC and the Government of Singapore may each be deemed to beneficially own the Rocket Shares. Each of GIC-SI, GIC and the Government of Singapore disclaims beneficial ownership of the Rocket Shares except to the extent of their pecuniary interest, direct or indirect, in Rocket.
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
By virtue of GIC-SI’s investment authority with respect to the securities owned by Rocket, GIC’s position as the parent of GIC-SI, and the Government of Singapore’s position of control with respect to GIC, Rocket, GIC-SI, GIC and the Government of Singapore may be deemed to be members of a Securities Exchange Act of 1934 Section 13(d) group; however, each of Rocket, GIC, Investment Corp. and the Government of Singapore expressly disclaims membership in any such group.
Item 9.Notice of Dissolution of Group
     Not applicable.

Page 4 of 5 pages

Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing V, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007	Rocket Investment Pte Ltd

	By:	/s/ Siew Kee Loh

	Name:	Siew Kee Loh
	Title:	Authorized Signatory

Page 5 of 5 pages